Exhibit 99.1

Concordia Healthcare Announces Addition to Senior Executive Team, Presentation at

RBC Investor Conference, and Release Date for Fourth Quarter and 2015 Results

OAKVILLE, ON – February 16, 2016 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs, announced today that Edward Borkowski, currently a member of Concordia’s Board of Directors, will join the organization as Executive Vice President.

In this newly created role, Mr. Borkowski will oversee corporate administration and strategy of the organization including investor and public relations, and will continue to develop and maintain banking and advisory relationships for both financial and strategic support of the organization.

Before joining Concordia Healthcare, Mr. Borkowski was the CFO of Amerigen Pharmaceuticals, a privately held, generic pharmaceutical company focussed on oral controlled release products. Previously, he was the CFO and Executive Vice President of Mylan N.V.

During Mr. Borkowski’s seven-year tenure at Mylan, from 2002 to 2009, he helped lead the company from a US$900 million revenue U.S.-based firm, to an international leader in generic and branded pharmaceuticals through a number of strategic acquisitions and internally focused development of new products.

In addition, Mr. Borkowski previously held the position of CFO with ConvaTec Inc., a global medical device company focused on wound care and ostomy, and Carefusion Corporation, a global medical device company he helped spin-out from Cardinal Health into an independent public company.

“Ed’s deep background in healthcare and the capital markets will be invaluable as we transition from a North American pharmaceutical company, to an international business with a presence in more than 100 countries,” said Mark Thompson, Chairman and Chief Executive Officer of Concordia. “In this role, Ed will primarily focus on interfacing with the investment community, providing the Street with the information required to thoroughly understand Concordia’s business, and its opportunities for growth.”

Mr. Borkowski will step down as an Audit Committee and Human Resources and Compensation Committee member effective immediately but will remain on Concordia’s Board of Directors. In the interim, current Board members Doug Deeth and Rochelle Fuhrmann will join the Audit Committee and Human Resources and Compensation Committee, respectively, to fill Mr. Borkowski’s vacancy.

“Concordia has an outstanding and unique position in the marketplace as an international speciality pharmaceutical company,” said Ed Borkowski, Concordia Healthcare’s Executive Vice President. “This global presence is expected to provide Concordia with significant opportunities for organic and M&A driven growth going forward, and a platform to supply patients around the world with safe and efficacious medicines. I am elated to join the team at this exciting time in the Company’s history.”

Presentation at 2016 RBC Capital Markets Global Healthcare Conference

Concordia also announced today that it will present at the 2016 RBC Capital Markets Global Healthcare Conference in New York on February 24, 2016 at 11:00 am ET.

Interested parties can listen to a live webcast of the presentation by clicking the following link:

http://www.veracast.com/webcasts/rbc/healthcare2016/22207190606.cfm

The presentation will also be available by replay by clicking the link above.

Concordia Healthcare to Host Fourth Quarter and Fiscal 2015 Results Conference Call

In addition, Concordia announced today it will release its fourth quarter and fiscal 2015 financial results after market close on Wednesday, March 23, 2016. TSX listed issuers have 90 days after fiscal year end to disclose fourth quarter and annual results.

The Company will subsequently hold a conference call on Thursday, March 24, 2016, at 8:30 a.m. ET hosted by Mr. Mark Thompson, Chairman and Chief Executive Officer and other senior management. A question-and-answer session will follow the corporate update.

CONFERENCE CALL DETAILS

DATE:	Thursday, March 24, 2016

TIME:	8:30 a.m. ET

DIAL-IN NUMBER:	(647) 427-7450 or (888) 231-8191

TAPED REPLAY:	(416) 849-0833 or (855) 859-2056

REFERENCE NUMBER:	45328971

This call is being webcast and can be accessed by going to:

http://event.on24.com/r.htm?e=1129950&s=1&k=70B0188252009FDAA8FA8AFA0D5ED9E1

An archived replay of the webcast will be available for 90 days.

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established off-patent molecules. Concordia also markets orphan drugs through its Orphan Drug Division, currently consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information:

This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to Concordia’s transition from a North American pharmaceutical company to an international business with a presence in more than 100 countries, Concordia’s position in the marketplace, opportunities for growth (including organic and/or M&A driven growth), Concordia’s ability to provide patients with safe and efficacious medicines, the safety and efficacy of Concordia’s products, and the impact that new employees may have on Concordia’s business. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, Concordia’s growth, risks associated with the use of Concordia’s products, the ability to supply patients with safe and efficacious medicines, increased leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically or through M&A, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates, the pharmaceutical industry and the regulation thereof, economic factors, the equity and debt markets generally, general economic and stock market conditions, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events, or otherwise.

For more information please contact:

Adam Peeler

Concordia Healthcare Corp.

905-842-5150 x 240

apeeler@concordiarx.com